Exhibit 99.1

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: Common shares of MediaTek Incorporation

2.Trading date: 2007/10/18~2007/10/23

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 571,000 shares; average unit price: $607.53 NTD; total amount: $346,900,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $341,275,141 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 7,321,023 shares; amount: 72,118,599 NTD; percentage of holdings: 0.70%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.31%; ratio of shareholder’s equity: 16.35%; the operational capital as shown in the most recent financial statement: $58,810,203 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.2

Elpida and UMC announce joint development program: Copper low-k DRAM and PRAM technologies

1.Date of occurrence of the event: 2007/10/23

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

Elpida (Tokyo Stock Exchange: 6665), a leading global manufacturer of DRAM chips, and UMC, (NYSE: UMC, TSE: 2303) a leading global semiconductor foundry, announced a joint development program for advanced DRAM with copper low-k backend, as well as for phase-change random access memory (PRAM). Elpida and UMC’s cooperation targets the development of advanced DRAM by joining Elpida’s technology excellence with UMC’s advanced copper low-k processes and technology development expertise. With the success of this collaboration, UMC will license Elpida under UMC’s copper low k technology for Elpida’s production and Elpida will license UMC to offer DRAM as part of UMC’s advanced System-on-Chip (“SoC”) solutions. In addition, under the terms of their arrangement, Elpida and UMC will cooperate to develop PRAM technology, coupling Elpida’s expertise in GST materials with UMC’s expertise in high performance CMOS logic technologies.

“This agreement with UMC is a significant step forward for future memory development, as copper low-k technology will help drive the production and continued process migration of high performance DRAMs,” said Takao Adachi, Chief Technology Officer at Elpida. “UMC’s leading-edge technology together with Elpida’s advanced DRAM technology will enable us to provide our customers with DRAMs featuring high speeds, low-power consumption and high density, while accelerating the commercialization of PRAMs, an important next generation memory technology.”

Shih Wei Sun, Chief Operating Officer at UMC, said, “UMC is proud that Elpida, a leader in DRAM technology, has selected UMC for this joint development effort. We are pleased by this recognition for the leadership of UMC’s advanced copper low-k technology, specifically, and of our CMOS logic technologies, in general. We look forward to utilizing the results of our collaboration to bring to market more advanced embedded memory SoC solutions in support of our foundry customers.”

6.Countermeasures: none

7.Any other matters that need to be specified: none

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):

Machinery and equipment

2.Date of the occurrence of the event: 2007/07/30~2007/10/26

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $504,680,550 NTD; total transaction price: $504,680,550 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials Asia Pacific Limited.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance; 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: Common shares of MediaTek Incorporation

2.Trading date: 2007/10/24~2007/10/29

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 529,000 shares; average unit price: $637.34 NTD; total amount: $337,155,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $331,943,879 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 6,792,023 shares; amount: 66,907,478 NTD; percentage of holdings: 0.65%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.35%; ratio of shareholder’s equity: 16.39%; the operational capital as shown in the most recent financial statement: $58,810,203 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.5

UMC announced its unconsolidated operating results for the third quarter of 2007

1.Date of the investor/press conference: 2007/10/31

2.Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei

3.Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the third quarter of 2007. Year-over-year revenue increased by 11.4% to NT$31.03 billion from NT$27.85 billion, and a 23.6% QoQ increase from NT$25.10 billion in 2Q07. The net income for the third quarter in 2007 was NT$9.23 billion, increase from NT$4.91 billion in 2Q07. The EPS for the third quarter in 2007 was NT$0.57.

Wafer shipments in the third quarter were 1,017 thousand 8-inch equivalent wafers, increased by 26.5% compared to last quarter. The utilization rate for the quarter was 93%, and the percentage of revenue from 90nm and below business was 25% in 3Q07.

“We had an excellent quarter for Q3, 2007. Our overall performance exceeded our guidance, including revenue, gross margin, operating margin, wafer shipment, loading, and other key indicators,” said UMC Chairman and CEO, Dr. Jackson Hu.

“Certainly the strong seasonal demand in Q3 was a main contributor. In the meantime, we must also point out that although revenue was impressive, it did not reach historical highs due to pricing pressure in both matured 8” and advanced 12” processes. This is a clear indication that there is too much competition within our industry. On the other hand, UMC continues to reconstruct its balance sheet to improve capital utilization and ROE. In Q3, we completed Taiwan’s largest ever capital reduction plan by canceling 30% of UMC’s outstanding shares, while returning NT$57.4 billion to shareholders. Our cash position after the capital reduction remains very healthy.”

“In Q3, we signed a technology cross license and joint development agreement with Elpida. This is a significant development that gives us access to their DRAM technology, which we can offer as part of our SOC solutions for memory intensive applications. Furthermore, we will jointly develop with Elpida an emerging PRAM technology for future SOC designs. As process scaling continues, multiple systems can be integrated. The ability to integrate various system memories will become very important in the future.”

“CAPEX for 2008 will be significantly reduced relative to 2007 for the following reasons: (1) We have found ways of enhancing productivity for certain critical and capital intensive equipment, (2) Our capacity expansion is mainly focused on converting capacity from older generations to more advanced processes. From now on, increasing profitability will be UMC’s number one business objective. However, this goal will not happen overnight. A solid beginning will be the implementation of a disciplined CAPEX strategy.”

4.Any other matters that need to be specified: None

Exhibit 99.6

United Microelectronics Corporation
November 8, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2007.

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
					-
October	Invoice amount	8,617,361	7,512,280	1,105,081	14.71
2007	Invoice amount	76,222,970	76,943,211	(720,241)	(0.94)
October	Net sales	10,127,451	9,049,811	1,077,640	11.91
2007	Net sales	89,277,929	87,036,637	2,241,292	2.58

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,425,654
UMC’s subsidiaries	0	0	106,683

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of	Limit of endorsements
		period end
UMC	0	0	0
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	15,000,000
Net Profit from Market Value	(380,783)
Written-off Trading Contracts	200,000
Realized profit (loss)	0

Exhibit 99.7

UMC will attend investor conferences on 2007/11/15

1.Date of the investor/press conference: 2007/11/15

2.Location of the investor/press conference: London, UK

3.Financial and business related information:

The Company will attend the Asian Conference 2007 held by ABN from 2007/11/15 to 2007/11/16 in London.

4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.8

United Microelectronics Corporation
For the month of October, 2007

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of October, 2007.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	September 30, 2007	October 31, 2007	Changes
Vice President	Ching-Chang Wen	4,059,143	8,939,308	4,880,165

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	September 30, 2007	October 31, 2007	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	October	2007
Semiconductor Manufacturing Equipment	588,418	18,587,917
Fixed assets	70,049	2,018,168

4)	The disposition of assets (NT$ Thousand)

Description of assets	October	2007
Semiconductor Manufacturing Equipment	0	71,788
Fixed assets	5,560	272,707

Exhibit 99.9

To clarify reports on CNAbc website on November 19, 2007

1.Name of the reporting media: CNAbc website

2.Date of the report: 2007/11/19

3.Content of the report: Private equity funds intended to acquire UMC

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: As of today, there were no private equity funds contacting UMC. The Company can not comment on media’s speculative reports.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

Machinery and equipment

2.Date of the occurrence of the event: 2007/09/06~2007/11/19

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $511,648,450 NTD; total transaction price: $511,648,450 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor Corporation; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance; 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.11

Represent subsidiary TLC Capital Co, Ltd. to announce the acquisition of INPAQ Technology Co., Ltd. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Private placement common shares of INPAQ Technology Co., Ltd.

2.Date of occurrence of the event: 2007/11/20

3.Volume, unit price, and total monetary amount of the transaction: volume: 2,500,000 shares; unit price: $48.65 NTD; total amount: $121,625,000 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): INPAQ Technology Co., Ltd.; None

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one-time payment of $121,625,000 NTD on 2007/11/21; no restrictive covenants in the contract and other important stipulations

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The decision-making department: The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 3,029,000 shares; amount: $155,180,996 NTD; percentage of holdings: 3.19%; no restriction of rights.

12.Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 13.04%; ratio of shareholder’s equity: 13.11%; the operational capital as shown in the most recent financial statement: $1,985,060 thousand NTD

13.Concrete purpose or use of the acquisition or disposition: Long-term investment

14.The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: Yes

15.Net worth per share of company underlying securities acquired or disposed of: 28.53

16.Do the directors have any objection to the present transaction?: No

Exhibit 99.12

Represent subsidiary Fortune Venture Capital Corp. to announce the acquisition of INPAQ Technology Co., Ltd. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Private placement common shares of INPAQ Technology Co., Ltd.

2.Date of occurrence of the event: 2007/11/20

3.Volume, unit price, and total monetary amount of the transaction: volume: 1,500,000 shares; unit price: $48.65 NTD; total amount: $72,975,000 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): INPAQ Technology Co., Ltd.; None

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one-time payment of $72,975,000 NTD on 2007/11/21; no restrictive covenants in the contract and other important stipulations

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The decision-making department: The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 1,500,000 shares; amount: $72,975,000 NTD; percentage of holdings: 1.58%; no restriction of rights.

12.Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 0.65%; ratio of shareholder’s equity: 0.65%; the operational capital as shown in the most recent financial statement: $968,513 thousand NTD

13.Concrete purpose or use of the acquisition or disposition: Long-term investment

14.The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: Yes

15.Net worth per share of company underlying securities acquired or disposed of: 28.53

16.Do the directors have any objection to the present transaction?: No